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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to § 240. 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Agria Corporation
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G41088 108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. This Amendment No. 1 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on January 31, 2008.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G41088 108	Page	2	of	8

1	NAMES OF REPORTING PERSONS Guanglin Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		48,522,000 ordinary shares. Brothers Capital Limited and Morgan Finanz Capital Limited may also be deemed to have sole voting power with respect to 17,445,250 ordinary shares and 10,000,000 ordinary shares, respectively. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		48,522,000 ordinary shares. Brothers Capital Limited and Morgan Finanz Capital Limited may also be deemed to have sole dispositive power with respect to 17,445,250 ordinary shares and 10,000,000 ordinary shares, respectively. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,522,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	G41088 108	Page	3	of	8

1	NAMES OF REPORTING PERSONS Brothers Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		38,522,000 ordinary shares. Guanglin Lai may be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		38,522,000 ordinary shares. Guanglin Lai may be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,522,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

30.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G41088 108	Page	4	of	8

1	NAMES OF REPORTING PERSONS Morgan Finanz Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		10,000,000 ordinary shares. Guanglin Lai may be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		10,000,000 ordinary shares. Guanglin Lai may be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G41088 108	Page	5	of	8

Item 1(a).	Name of Issuer:

Agria Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 1707, 17/F, Dutyfree Business Building Fuhua First Road, Futian District Shenzhen 518048 People’s Republic of China

Item 2(a).	Name of Person Filing:

Guanglin Lai Brothers Capital Limited Morgan Finanz Capital Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Guanglin Lai Agria Corporation Room 1707, 17/F, Dutyfree Business Building Fuhua First Road, Futian District Shenzhen 518048 People’s Republic of China

Brothers Capital Limited c/o Guanglin Lai Agria Corporation Room 1707, 17/F, Dutyfree Business Building Fuhua First Road, Futian District Shenzhen 518048 People’s Republic of China

Morgan Finanz Capital Limited c/o Guanglin Lai Agria Corporation Room 1707, 17/F, Dutyfree Business Building Fuhua First Road, Futian District Shenzhen 518048 People’s Republic of China

Item 2(c).	Citizenship:

Guanglin Lai — Singapore

Brothers Capital Limited — British Virgin Islands

CUSIP No.	G41088 108	Page	6	of	8

Morgan Finanz Capital Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G41088 108

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2008:

				Shared power to	Sole power to	Shared power to
				vote or to	dispose or to	dispose or to
	Amount beneficially		Sole power to vote	direct	direct the	direct the
Reporting Person	owned:	Percent of class:	or direct the vote:	the vote:	disposition of:	disposition of:
Guanglin Lai	48,522,000	38.6%	48,522,000	0	48,522,000	0

Brothers Capital Limited	38,522,000	30.6%	38,522,000	0	38,522,000	0

Morgan Finanz Capital Limited	10,000,000	7.9%	10,000,000	0	10,000,000	0

Brothers Capital Limited, a British Virgin Islands company, is the record owner of 17,445,250 ordinary shares of the issuer. Morgan Finanz Capital Limited, a British Virgin Islands company, is the record owner of 10,000,000 ordinary shares of the issuer. Mr. Guanglin Lai is the sole shareholder and director of these companies. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Guanglin Lai may be deemed to beneficially own all of the shares held by Brothers Capital Limited and Morgan Finanz Capital Limited.

CUSIP No.	G41088 108	Page	7	of	8

In addition, five British Virgin Islands companies (the “BVI Companies”) are the record owners of an aggregate of 21,076,750 ordinary shares of the issuer (including 10,000,000 ordinary shares held by Ariya Capital Partners Limited, 1,169,213 ordinary shares held by Beny Gold Limited, 7,569,112 ordinary shares held by Best Source Management Limited, 1,169,213 ordinary shares held by Primeasy Limited and 1,169,212 ordinary shares held by Success Option Management Limited). The BVI Companies are wholly owned by Brother Capital Limited, which in turn is wholly owned by Mr. Guanglin Lai. Mr. Guanglin Lai is the sole director of each of the BVI Companies. Pursuant to Section 13(d) of the Exchange Act, Brothers Capital Limited and Mr. Guanglin Lai, respectively, may be deemed to beneficially own all of the shares held by the BVI Companies.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Please see response to Item 4 above and Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No.	G41088 108	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

Guanglin Lai	/s/ Guanglin Lai

Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai

	Name: Title:	Guanglin Lai Director

Morgan Finanz Capital Limited	By:	/s/ Guanglin Lai

	Name: Title:	Guanglin Lai Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement
B	List of Subsidiaries

EXHIBIT A: Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0000001 per share, of Agria Corporation, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

Signature Page
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 13, 2009.

Guanglin Lai	/s/ Guanglin Lai

Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai

	Name: Title:	Guanglin Lai Director

Morgan Finanz Capital Limited	By:	/s/ Guanglin Lai

	Name: Title:	Guanglin Lai Director

EXHIBIT B: List of Subsidiaries
Brothers Capital Limited is filing this Amendment No. 1 to Schedule 13G as the parent holding company of the following British Virgin Islands companies, which are the record owners of ordinary shares of Agria Corporation as indicated in the table below:

Number of Ordinary Shares of Agria
Name of Companies	Corporation held

Ariya Capital Partners Limited	10,000,000
Beny Gold Limited	1,169,213
Best Source Management Limited	7,569,112
Primeasy Limited	1,169,213
Success Option Management Limited	1,169,212